Filed pursuant to Rule 433

Registration No. 333-131810

DOMINION RESOURCES, INC.

FINAL TERM SHEET

June 12, 2008

2008 Series C Floating Rate Senior Notes due 2010

Issuer:	Dominion Resources, Inc.

Principal Amount:	$300,000,000

Expected Ratings (Moody’s/S&P/Fitch):	Baa2 (stable outlook)/A- (stable outlook)/ BBB+ (stable outlook)

Trade Date:	June 12, 2008

Settlement Date:	June 17, 2008

Final Maturity Date:	June 17, 2010

Interest Rate:	Three Month LIBOR plus 105 bps

Interest Payment Dates:	March 17, June 17, September 17 and December 17

First Interest Payment Date:	September 17, 2008

Price to Public:	100%

Proceeds to Company Before Expenses:	99.75%

CUSIP/ISIN:	25746U BF5/US25746UBF57

Concurrent Offering:	On June 12, 2008, the issuer agreed to sell in a concurrent public offering $500,000,000 of its 2008 Series A 6.40% Senior Notes due 2018 and $400,000,000 of its 2008 Series B 7.0% Senior Notes due 2038. Neither the offering of the Series C Notes, nor the offering of the Series A and Series B Notes, are conditioned on the other.

Joint Book-Running Managers:	Barclays Capital Inc.; Citigroup Global Markets Inc.; J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Barclays Capital Inc.	1-888-227-2275, ext. 2663 (toll free)
Citigroup Global Markets Inc.	1-877-858-5407 (toll free)
J.P. Morgan Securities Inc.	1-212-834-4533 (collect)
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1-866-500-5408 (toll free)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.